28 June 2005

Mr. Michael Moran

Ms. Nili Shah

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C.  20549

United States of America

Re:                             Allied Domecq PLC – Response to SEC Comments on Form 20-F for the Year Ended 31 August 2004 (the “2004 20-F”)

Ladies and Gentlemen:

With respect the letter (the “Filing”) of even date herewith filed with the Securities and Exchange Commission (the “Commission”) in response to the Staff’s comments of June 3, 2005 on the above-referenced 2004 20-F, Allied Domecq PLC (the “Company”) acknowledges the following:

1.               The Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

2.               Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filings; and

3.               The Company may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Graham Hetherington
Graham Hetherington
Chief Financial Officer